June 30, 2016

Re:                                         Kosmos Energy Ltd. (the “Company”)
Form 10-K for Fiscal Year Ended December 31, 2015 (the “Form 10-K”)
Filed February 22, 2016

Form 8-K dated May 9, 2016 (the “Form 8-K”)
File No. 1-35167

Mr. Ethan Horowitz

Branch Chief

Office of Natural Resources
Securities and Exchange Commission
100 F Street N.E.
Washington, DC 20549-4628

Dear Mr. Horowitz:

This letter is in response to your letter dated June 23, 2016. We have set forth your comments followed by the Company’s response.

Form 10-K for Fiscal Year Ended December 31, 2015

Business, page 8

Summary of Oil and Gas Reserves, page 20

l.                                         Your disclosure regarding proved undeveloped reserves does not appear to fully explain the changes that occurred during the year.  Revise to identify and quantify each of the factors resulting in a change to your proved undeveloped reserve quantities. Refer to Item 1203(b) of Regulation S-K.

With respect to section, “Business—Summary of Oil and Gas Reserves” on page 20 of the Form 10-K, the table included therein discloses the total quantity of our proved reserves as of December 31, 2015.  The material changes in our proved undeveloped reserves which occurred during 2015, 2014 and 2013 are discussed in the first three paragraphs following the table.  During 2015, we had a 6 MMBoe reduction in our proved undeveloped reserves from December 31, 2014.  The decrease is a result of a 2 MMbl negative revision associated with our TEN development, due to shorter economic life as a result of lower oil price, as well as 3 MMbl of proved undeveloped reserves which were converted to proved developed reserves associated with our Jubilee Field, due to the completion of the J-24P well. The remaining difference is a result of rounding as noted in Footnote 1 to the table. During 2014, we had a 22 MMBoe increase in our proved undeveloped reserves from December 31, 2013.  This increase was primarily the result of the initial recognition of 27 MMBoe in proved undeveloped reserves for the TEN Development offset by the conversion of approximately 6 MMBoe from proved undeveloped reserves to proved developed reserves due to drilling of the remaining Jubilee Field Phase 1A development wells. The remaining difference is a result of rounding as noted in Footnote 1 to the table. During 2013, proved undeveloped reserves decreased from December 31, 2012 by approximately 1 MMBoe as a result of the conversion to proved developed reserves through additional Jubilee Phase 1A development. We will include an expanded discussion of the factors resulting in a change to our proved undeveloped reserve quantities in line with the above discussion, to the extent applicable, in our Annual Report on Form 10-K for the year ended December 31, 2016.

Kosmos Energy Ltd.

c/o Kosmos Energy, LLC 8176 Park Lane, Suite 500 Dallas, Texas 75231 Phone 214-445-9600 Fax 214 363 9024

Notes to Consolidated Financial Statements

Note 6 — Suspended Well Costs, page 112

2.                                      We note your disclosure that you are currently in discussions with the government of Ghana regarding additional technical studies and evaluations you want to conduct prior to making a determination regarding commerciality of the Akasa discovery. However, corresponding disclosure in your 2014 10-K indicates that you expected to make a decision regarding the commerciality of the Akasa discovery in early 2015. Provide us with a detailed analysis that demonstrates you are making sufficient progress on assessing the reserves and the economic and operating viability of your Akasa discovery. Your response should include a thorough discussion of the factors identified in FASB ASC 932-360-35-19.

As of the filing of the 2014 10-K, the appraisal period for the Akasa Discovery had concluded, and the relevant Petroleum Agreement required Kosmos to inform the Ghana Ministry of Petroleum by March 31, 2015 whether the Akasa-1 Discovery was or was not a Commercial Discovery.  Pursuant to the Appraisal Program for the Akasa Discovery, we previously drilled an appraisal well, performed a gauge installation and performed a drill stem test, among other appraisal activities.  Based on the results of the Appraisal Program, Kosmos was not in a position to make a determination concerning the commerciality of the Akasa Discovery as of March 31, 2015.  On March 27, 2015, we requested additional time from the government of Ghana (as specifically permitted under the relevant Petroleum Agreement) to perform additional technical studies and evaluation of the Akasa Discovery.  The intent of this request was to provide our production and development team with additional time to further study the Akasa Discovery and to run the relevant models necessary to allow us to determine whether the Akasa Discovery is a Commercial Discovery.  In response to our request, on June 15, 2015, the government of Ghana asked us to provide additional details regarding our proposed technical studies and evaluation.  On July 11, 2015, we provided the government of Ghana with such requested details and also met with the Ghanaian Petroleum Commission in person during June 2015 to discuss these details and other matters relevant to the Akasa Discovery.  We have not yet received a response or approval from the government of Ghana to our request that we be allowed additional time to conduct the proposed technical studies and evaluation. We have established the scope of work for the technical studies and are awaiting approval from the government of Ghana before executing the work program.

Subsequent to our correspondence and meeting with the Petroleum Commission, we note that the government of Ghana has been working through various other matters related to the Jubilee Field, which they have deemed to be a more time sensitive priority for them, such as:

•                  Working through the Greater Jubilee Full Field Development Plan (which was submitted by the Jubilee Field joint-venture parties to the Ministry of Petroleum on December 1, 2015), and

•                  Addressing mechanical and operational issues affecting the Jubilee Field FPSO, as noted in our 2015 10-K and Q1 2016 10-Q filings

Once such issues are resolved in a satisfactory manner, we believe that the government of Ghana will have more capacity from a timing and staff perspective to re-engage with us on our proposed technical studies and evaluation for the Akasa Discovery.

We believe we are making sufficient progress on assessing the reserves and the economic and operating viability of the project.  As noted in FASB ASC 932-360-35-20, “brief interruptions in activities required to assess the reserves or the project, or other delays resulting from governmental or other third-party evaluation of a proposed project, do not require capitalized exploratory well or exploratory-type stratigraphic well costs to be expensed.”

Form 8-K dated May 9, 2016

3.                                      We note in the press release furnished on Form 8-K you present certain non-GAAP measures which are used by management. Revise your presentation to disclose the purposes for which your management uses the non-GAAP measures. Refer to Item 10(e) of Regulation S-K.

The company believes EBITDAX and adjusted net income (loss) are important non-GAAP measures for our investors to calculate our leverage metrics, demonstrate our ability to service debt, and better compare the Company’s financial performance.  EBITDAX as shown reflects the actual calculation used in our Debt Facilities to determine compliance with our leverage covenants which we believe is important to our investors.  We will add the below clarification to our future press releases furnished on Form 8-K noted as underlined:

We believe that EBITDAX, Adjusted net income (loss), and Adjusted net income (loss) per share and other similar measures are useful to investors because they are frequently used by securities analysts, investors and other interested parties in the evaluation of companies in the oil and gas sector. Furthermore, management uses these measures ~~and will provide investors with a useful tool~~ for assessing and evaluating the comparability of the Company’s financial performance between periods and the comparability of the Company’s performance to certain peer competitors. EBITDAX, as presented, is also used by management to calculate compliance with our debt covenants in our Debt Facilities.  Because EBITDAX, Adjusted net income (loss), and Adjusted net income (loss) per share excludes some, but not all, items that affect net income, these measures as presented by us may not be comparable to similarly titled measures of other companies.

4.                                      We note that you present the non-GAAP measure adjusted net income (loss) on a per diluted share basis. Revise your presentation to provide a reconciliation of this non-GAAP earnings per share measure to GAAP earnings per share. Refer to Question 102.05 of the Non-GAAP Financial Measures Compliance & Disclosure Interpretations.

In future presentations, we will include a reconciliation of the GAAP earnings per share to the non-GAAP earnings per share measure.  The following example shows the reconciliation we would propose using data from the three months ended March 31, 2016:

Adjusted Net Income

(In thousands, except share data, unaudited)

	Three Months Ended
	March 31,
	2016	2015
Net loss	$(58,993)	$(78,909)

Derivatives, net	(4,345)	(32,327)
Cash settlements on commodity derivatives	56,630	51,298
Gain on sale of assets	—	(22,751)
Inventory impairment and other	14,746	—
Total selected items before tax	67,031	(3,780)

Income tax expense on adjustments(1)	(22,589)	(6,640)
Adjusted net loss	$(14,551)	$(89,329)

Net loss per diluted share	(0.15)	(0.21)

Derivatives, net	(0.01)	(0.08)
Cash settlements on commodity derivatives	0.14	0.13
Gain on sale of assets	—	(0.05)
Inventory impairment and other	0.04	—
Total selected items before tax	0.17	—

Income tax expense on adjustments(1)	(0.06)	(0.02)
Adjusted net loss per diluted share	(0.04)	(0.23)

Weighted average number of diluted shares	384,435	380,355

(1)	Income tax expense is calculated at the statutory rate in which such item(s) reside. Statutory rate for Ghana is 35%.

5.                                      We note that your non-GAAP measures EBITDAX and adjusted net income (loss) include adjustments for cash settlements on commodity derivatives. We note that the amounts presented do not agree with the cash settlements on derivatives presented in your consolidated statements of cash flows. Please disclose the reason for the variances in amounts.

The calculations of our non-GAAP measures of EBITDAX and adjusted net income (loss) include cash settlements on our commodity derivatives, whereas, our consolidated statements of cash flows also includes cash settlements on our interest rate derivatives and our provisional oil sales contract derivatives.  However for clarity, we include a parenthetical disclosure of the cash settlements on commodity derivatives on the face of the consolidated statements of cash flows to allow visibility to the amount of cash settlements related to commodity derivatives in our Form 10-K and Form 10-Q filings. We will conform the Condensed Consolidated Statements of Cash Flow in future Form 8-K filings to include the parenthetical note on the Cash settlements on derivatives line to include “(including xx million and yy million on commodity hedges during current and prior period)”.

We note that our debt covenants specifically allow for the non-GAAP measure of EBITDAX to be calculated using cash settlements on commodity derivatives and, therefore, we use cash settlements on commodity derivatives in our non-GAAP measure of adjusted net income (loss).

For the three months ended March 31, 2016, cash settlements on derivatives in the consolidated statements of cash flows consisted of the following:

Cash settlements on commodity derivatives	$56,630
Cash settlements on provisional oil sales	610
Cash settlements on interest rate derivatives	(339)
$56,901

The statement of cash flows has a parenthetical disclosure of the $56.6 million cash settlements related to commodity derivatives.

Closing Comments

As requested, the Company acknowledges that:

•                                          the Company is responsible for the adequacy and accuracy of the disclosure in the Form 10-K and Form 8-K;

•                                          Commission staff comments or changes to disclosure in response to Commission staff comments do not foreclose the Commission from taking any action with respect to the Form 10-K and Form 8-K; and

•                                          the Company may not assert Commission staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

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To the extent that you have any questions regarding the response contained in this letter, please do not hesitate to contact me at (214) 445-9600.

Sincerely,

/s/ Thomas P. Chambers
Thomas P. Chambers

Senior Vice President and Chief Financial Officer

cc:                                Andy Inglis
Byron B. Rooney, Esq.